UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

CARDCONNECT CORP.

(Name of Subject Company)

CARDCONNECT CORP.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

14141X108

(CUSIP Number of Class of Securities)

Jeffrey Shanahan

Chief Executive Officer and President

CardConnect Corp.

1000 Continental Drive, Suite 300

King of Prussia, PA 19406

(484) 581-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Mark Gordon

Nicholas G. Demmo

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by CardConnect Corp., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on June 8, 2017, relating to the offer by Minglewood Merger Sub Inc., a Delaware corporation (“Purchaser”), a wholly-owned subsidiary of First Data Corporation, a Delaware corporation (“First Data”), to acquire all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share, in exchange for consideration in the form of $15.00 net to the seller in cash, without interest, but subject to any required withholding of taxes, for each share validly tendered and not validly withdrawn, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 7, 2017, and the related Letter of Transmittal, as they may be amended or supplemented from time to time and copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO filed by First Data and Purchaser with the SEC on June 7, 2017.

Except as otherwise set forth in this Amendment, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 8. Additional Information.

Item 8 of the Statement is hereby amended and supplemented by adding the following information below the paragraph at the end of the Item:

“Expiration of the Offer.

One minute past 11:59 p.m., Eastern Time, on Wednesday, July 5, 2017, the Offer expired as scheduled. Purchaser was advised by the depositary and paying agent for the Offer that, as of the expiration of the Offer, a total of 22,987,356 Shares were validly tendered and not validly withdrawn, representing approximately 72% of the outstanding Shares at such time. The number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition, as such term is defined in the Offer to Purchase, and all conditions to the Offer were satisfied.

Accordingly, Purchaser accepted for payment, and expects to promptly pay for, all Shares validly tendered and not validly withdrawn. Following consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, First Data and Purchaser intend to complete the acquisition of the remaining Shares through the Merger. Purchaser will have acquired a sufficient number of Shares to complete the Merger without a vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL. Accordingly, the Merger will be completed pursuant to Section 251(h) of the DGCL. In the Merger, each Share that is issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by Purchaser or First Data or held in CardConnect’s treasury, (ii) Shares owned by any direct or indirect wholly-owned subsidiary of First Data (other than Purchaser) or CardConnect immediately prior to the Effective Time, or (iii) Shares held by any stockholder that is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL and who, as of the Effective Time, has neither effectively withdrawn nor lost its rights to such appraisal and payment under the DGCL with respect to such Shares) will at the Effective Time be converted into the right to receive an amount equal to the Merger Consideration. After the Merger, all Shares will be delisted from NASDAQ and deregistered under the Exchange Act.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

CARDCONNECT CORP.

By:	/s/ Jeffrey Shanahan
Name:	Jeffrey Shanahan
Title:	Chief Executive Officer and President

Dated: July 6, 2017

[Signature Page to SC 14D-9]